PE 12/22/2014

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




15005460

January 29, 2015

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-29-15

Re: Johnson & Johnson
Incoming letter dated December 22, 2014

Dear Ms. Ising:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to Johnson & Johnson by Myra K. Young. We also have received letters on the proponent's behalf dated December 29, 2014 and January 8, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 29, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 22, 2014

The proposal requests a policy that any director, who serves on four or more public boards, be disqualified from more than basic responsibilities.

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Johnson & Johnson (JNJ)
Overextended Directors
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

It seems that the company already disqualifies a director if minimum stock ownership is not attained per the below text (emphasis added) from its
Principles Of Corporate Governance
http://www.investor.jnj.com/governance/principles.cfm

10. Stock Ownership Guidelines
To further align the interests of the Company's Directors and senior management with shareholders, the Board has established **minimum share ownership guidelines** that apply to all Non-Employee Directors and designated members of senior management. Each Non-Employee Director is **required** to retain the shares issued upon the Director's election to the Board (if applicable) and to own Company shares or share units equal in value to three times his or her annual retainer. The Chief Executive Officer is **required** to own share or share units equal in value to six times his or her annual salary, and each Executive Committee member is **required** to own share or share units equal to three times his or her annual salary. Other executives may become subject to these guidelines as may be determined by the Board.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young
Douglas K. Chia <DChia@its.jnj.com>

Principles Of Corporate Governance

Johnson & Johnson is governed by the values set forth in Our Credo, created by General Robert Wood Johnson in 1943. These values have guided us for many years and will continue to set the tone of integrity for the entire Company. All of us at Johnson & Johnson, the employees, officers and Directors, are committed to the ethical principles embodied in Our Credo.

Our Credo values extend to our corporate governance. In fact, over sixty years ago, General Johnson recognized our responsibility to four groups of stakeholders – our customers, our employees, our communities and our shareholders. These Principles of Corporate Governance build on the foundation of Our Credo.

We believe that good corporate governance results from sound processes that ensure that our Directors are well supported by accurate and timely information, sufficient time and resources and unrestricted access to management. The business judgment of the Board must be exercised independently and in the long-term interests of our shareholders.

We also believe that ethics and integrity cannot be legislated or mandated by directive or policy. So while we adopt these Principles of Corporate Governance, we reaffirm our belief that the ethical character, integrity and values of our Directors and senior management remain the most important safeguards of corporate governance at Johnson & Johnson.

1. Duties and Responsibilities of the Company and the Board of Directors

Responsibilities of the Board. All Directors are elected annually by the shareholders as their representatives in providing oversight of the operation of the Company. The Directors select, oversee and monitor the performance of the senior management team, which is charged with the day-to-day conduct of the Company's business. The fundamental responsibility of the Directors is to exercise their business judgment on matters of critical and long-term significance to the Company in furtherance of what they reasonably believe to be in the best interest of the Company, and therefore its shareholders.

Board Meetings. Directors are expected to attend Board meetings and meetings of the Committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Meetings should include presentations by management and, when appropriate, outside advisors or consultants, as well as sufficient time for full and open discussion.

Written Materials. Written materials that are important to the Board's understanding of the agenda items to be discussed at a Board or Committee meeting should be distributed to the Directors sufficiently in advance of the meeting to allow the Directors the opportunity to prepare. Directors are expected to review these materials thoroughly in advance of the meeting.

Agenda for Board Meetings. The Chairman of the Board will set the agenda for Board meetings with the understanding that certain items necessary for appropriate Board oversight will be brought to the Board periodically for review, discussion and decision-making. The Lead Director will review the agenda for each Board meeting in advance of the meeting and may request changes as he or she deems appropriate in order to ensure that the interests and requirements of the independent Directors are appropriately addressed. Any Director may request that an item be included on any meeting agenda.

Executive Sessions of Independent Directors. The independent Directors will meet in regular executive sessions without any non-independent Directors or members of management present at least four times each year. The Lead Director will chair these executive sessions. In addition, the independent Directors will hold private meetings with the Chairman and Chief Executive Officer on a regular basis.

Chairman of the Board. On an annual basis, the Board will select a member of the Board to serve as Chairman of the Board of Directors to act in accordance with the By-Laws of the Company. The Chairman shall preside at all meetings of shareholders and all Board meetings. The Chairman will perform such other functions as the Board may direct.

Lead Director. On an annual basis, the independent Directors will select an independent member of the Board to serve as Lead Director. The Lead Director will chair executive sessions of the independent Directors and function as the Board may direct. The current duties and responsibilities of the Lead Director, as approved by the Board, are set forth in the attached Annex A.

Conflicts of Interest. Every employee and Director has a duty to avoid business, financial or other direct or indirect interests or relationships which conflict with the interests of the Company or which may affect his or her loyalty to the Company. Each Director must deal at arm's length with the Company and should disclose to the Chairman, a Vice Chairman or the Lead Director any conflict or any appearance of a conflict of interest. Any activity which even appears to present such a conflict must be avoided or terminated, unless after appropriate disclosure and discussion, it is determined that the activity is not harmful to the Company or otherwise improper.

Other Board Seats. A Director should engage in discussion with the Chairman prior to accepting an invitation to serve on an additional public company board. A Director who serves as a chief executive officer (or similar position) should not serve on more than two public company boards (including the Johnson & Johnson board and his or her own board). Other Directors should not serve on more than five public company boards (including the Johnson & Johnson board).

2. Director Qualifications

Independence. It is our goal that at least two-thirds of our Directors should be "independent," not only as that term may be defined legally or mandated by the New York Stock Exchange, but also without the appearance of any conflict in serving as a Director. To be considered independent under these Principles, the Board must determine that a Director does not have any direct or indirect material relationship with

The Board and each of the Audit Committee, Compensation & Benefits Committee, Nominating & Corporate Governance Committee, Regulatory, Compliance & Government Affairs Committee and Science, Technology & Sustainability Committee will conduct an annual self-evaluation. These self-evaluations are intended to facilitate an examination and discussion by the entire Board and each Committee of its effectiveness as a group in fulfilling its Charter requirements and other responsibilities, its performance as measured against these Principles and areas for improvement. The Nominating & Corporate Governance Committee will propose the format for each annual self-evaluation.

8. Director Orientation

The Company has a comprehensive orientation program for all new Non-Employee Directors. All new Directors receive extensive written materials and meet in one-on-one sessions with members of senior management to discuss the Company's business segments, strategic plans, financial statements, significant financial, accounting and legal issues, compliance programs and business conduct policies. All Directors can receive periodic updates throughout their tenure.

9. Executive Performance Evaluations and Succession Planning

Executive Committee Performance Evaluations. The independent Directors will conduct an annual review of the performance of the Chief Executive Officer. The Chairman, the Compensation & Benefits Committee and the Lead Director will also provide input to the CEO on the performance of the other Executive Committee members.

Succession Planning. In light of the critical importance of executive leadership to the success of the Company, the Board will also work with senior management to ensure that effective plans are in place for management succession. As part of this process, the Chief Executive Officer will review periodically the succession plan for Executive Committee members and other critical positions with the Nominating & Corporate Governance Committee, which has oversight of the succession planning process for senior management. In addition, the Chief Executive Officer will report at least annually to the full Board on succession planning. The Board will evaluate potential successors to the Chief Executive Officer and any Vice Chairman, and certain other senior management positions.

10. Stock Ownership Guidelines

To further align the interests of the Company's Directors and senior management with shareholders, the Board has established minimum share ownership guidelines that apply to all Non-Employee Directorsand designated members of senior management. Each Non-Employee Directoris required to retain the shares issued upon the Director's election to the Board (if applicable) and to own Company shares or share units equal in value to three times his or her annual retainer. The Chief Executive Officer is required to own share or share units equal in value to six times his or her annual salary, and each Executive Committee member is required to own share or share units equal to three times his or her annual salary. Other executives may become subject to these guidelines as may be determined by the Board.

The Nominating and Corporate Governance Committee of the Board will develop and review from time to time the Share Ownership Guidelines to implement the principles set forth above, and will recommend any proposed changes to those Guidelines to the Board of Directors for approval.

11. Periodic Review of These Principles

These Principles will be reviewed annually by the Nominating & Corporate Governance Committee and may be amended by the Board from time to time.

JJPCG\February2014

ANNEX A

Duties and Responsibilities of the Independent Lead Director of the Board of Directors of Johnson & Johnson

Board Agendas and Schedules	• Approves information sent to the Board and determines timeliness of information flow from management. • Periodically provides feedback on quality and quantity of information flow from management. • Participates in setting, and ultimately approves, the agenda for each Board meeting. • Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items. • With the Chair/CEO, determines who attends Board meetings, including management and outside advisors.
Committee Agendas and Schedules	• Reviews in advance the schedule of committee meetings • Monitors flow of information from Committee Chairs to the full Board.
Board Executive Sessions	• Has the authority to call meetings and Executive Sessions of the Independent Directors. • Presides at all meetings of the Board at which the Chair/CEO is not present, including Executive Sessions of the Independent Directors.
Communicating with Management	• After each Executive Session of the Independent Directors, communicates with the Chair/CEO to provide feedback and also to effectuate the decisions and recommendations of the Independent Directors. • Acts as liaison between the Independent Directors and the Chair/CEO and management on a regular basis and when special circumstances exist or communication out of the ordinary course is necessary.
Communicating with Stakeholders	• As necessary, meets with major shareholders or other external parties, after discussions with the Chair/CEO. • Is regularly apprised of inquiries from shareholders and involved in correspondence responding to these inquiries. • Under the Board's guidelines for handling shareholder and employee communications to the Board, is advised promptly of any communications directed to the Board or any member of the Board that allege misconduct on the part of company management, or raise legal, ethical or compliance concerns about company policies or practices.
Chair and CEO Performance Evaluations	• Leads the annual performance evaluation of the Chair/CEO, distinguishing as necessary between performance as Chair and performance as CEO.
Board Performance Evaluation	• Leads the annual performance evaluation of the Board.
New Board Member Recruiting	• Interviews Board candidates, as appropriate.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 29, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Johnson & Johnson (JNJ)
Overextended Directors
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The company already has enhanced director qualifications for at least one director role. For instance not every director is qualified to serve as Lead Director under the current company "Principles Of Corporate Governance."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young
Douglas K. Chia <DChia@its.jnj.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

December 22, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of Myra K. Young
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Myra K. Young (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved: Shareholders request a policy that any director, who serves on 4 or more public boards, be disqualified from more than basic responsibilities. This would include disqualification from holding the positions of Chairman or Lead Director, from serving on more than one board committee or from holding the position of chairman of any board committee. Temporary deviations from this policy would be at the discretion of our board of directors provided that our board discloses within a SEC filing that our board determined that there is no qualified director willing and able to fill any such vacancy.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal would cause the Company to violate New Jersey law;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(8)(iii) because the Proposal relates to the competence of Board members.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate New Jersey Law.

Rule 14a-8(i)(2) permits the exclusion of a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See, e.g., Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). For the reasons set forth in the legal opinion provided by Sherman

Wells Sylvester & Stamelman LLP regarding New Jersey law (the "New Jersey Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company, which is incorporated in the State of New Jersey, to violate New Jersey law. *See* Exhibit B.

Contrary to New Jersey law, the Proposal seeks to restrict by action of the Company shareholders the ability of the Board of Directors to select any director to serve on or lead its committees. The Proposal requests the adoption of a policy that would automatically disqualify any director who serves on four or more public company boards "from serving on more than one [of the Company's] board committee[s] or from holding the position of chairman of any board committee." As discussed in greater detail in the New Jersey Law Opinion, implementation of the Proposal would violate New Jersey law. Section 14A:6-9 of the New Jersey Business Corporation Act addresses committees of the board, and it provides that only the board "may appoint from among its members an executive committee and one or more other committees," and that the "board, by resolution adopted by a majority of the entire board, may fill any vacancy in any such committee." Thus, the only means by which the members of a committee may be appointed is by an act of the board of directors. Accordingly, the Proposal violates New Jersey law because it restricts by action of the Company shareholders the Board's sole authority to make committee appointments. The Proposal further violates New Jersey law because it limits the decision-making authority of the Company's Board to select the most qualified directors to serve on each committee, thereby impeding the exercise of the directors' fiduciary duties.

The Staff has concurred with the exclusion of shareholder proposals where the proposal, if implemented, would conflict with state law because it interfered with the board's authority to appoint committee members. For example, in *Johnson & Johnson* (avail. Feb. 16, 2012) the Staff concurred with the exclusion of a proposal requesting that the Company adopt a bylaw that would automatically disqualify certain directors from being considered for appointment to the Compensation Committee. The proposal was excluded under Rule 14a-8(i)(2) because it would have violated New Jersey law. As explained above, New Jersey law explicitly provides that only the board can appoint members of the board's committees; shareholders cannot specify how committee members are to be appointed. Similarly, in *Bank of America Corp.* (avail. Feb. 11, 2009), the Staff concurred with the exclusion of a shareholder proposal asking that a Delaware corporation amend its bylaws to establish a board committee and authorize the board chairman to appoint members of the committee. The proposal was excluded under Rule 14a-8(i)(2) because it would have violated Delaware law, which, like New Jersey law, explicitly provides that only the board can appoint members of the board committees. *See* 8 Del. C. §141(c)(2); §141(a). The Staff similarly excluded an identical proposal in *Citigroup Inc.* (avail. Feb. 18, 2009), also involving a Delaware corporation.

The Proposal is distinguishable from *Chevron Corp.* (avail. Mar. 28, 2011), in which the Staff was unable to concur with the exclusion of a shareholder proposal requesting that the company establish a new human rights committee. In *Chevron*, the proposal dealt exclusively with the formation of a committee, and did not impede the ability of the board to appoint members of the committee. However, in the instant case, the Proposal relates to the appointment of committee members, and therefore is excludable under Rule 14a-8(i)(2) consistent with the proposals in *Johnson & Johnson, Bank of America* and *Citigroup*.

For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that neither the company nor shareholders voting on the proposal would be able to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (avail. Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

The Proposal requests "a policy that any director, who serves on 4 or more public boards, be disqualified from more than ***basic responsibilities***." (Emphasis added). The term "basic responsibilities" of directors is critical to the Proposal because the Proposal's objective is to prohibit any director serving on four or more public company boards from performing anything "more than basic responsibilities." However, similar to the shareholder proposals in *Puget Energy*, *Berkshire Hathaway* and *Boeing*, there is no definition or explanation of this critical term in the Proposal nor does it have a commonly understood meaning. As such, neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

While one sentence in the Proposal lists a few examples of responsibilities that the Proponent believes are "more than basic responsibilities" for directors, such as "holding the positions of Chairman or Lead Director, . . . serving on more than one board committee or . . . holding the position of chairman of any board committee," the list is not exclusive and the examples do not allow the Company or shareholders to determine what else will be considered "basic responsibilities." The term "basic responsibilities" of directors is subject to multiple interpretations. For example, the Company views service on more than one board committee as a basic responsibility of directors, as evidenced by the Company's current practice to appoint every independent director to serve on at least two board committees; however, the Proposal identifies service on multiple board committees as a responsibility that is "more than basic." Further, the Proposal does not explain how the Company can determine on an ongoing basis whether other director responsibilities are "more than basic" or whether a specific director is performing responsibilities that are "more than basic responsibilities." Similarly, shareholders voting on the Proposal would not be able to determine with any reasonable certainty what responsibilities certain directors would or would not be permitted to perform if the Proposal were approved or when a "temporary deviation" has occurred necessitating both "a SEC filing" and a "board [determination]."

There also is no guidance on the concept of "basic responsibilities" of a corporate director in New Jersey corporate law, the law that governs the conduct of the Company's directors. In exercising the responsibility to oversee the management of assets for the benefit of shareholders, directors must be involved in all facets of the corporation. Correspondingly, New Jersey law requires that all directors fulfill the same responsibilities and the same fiduciary duties to the corporations and shareholders whom they serve, and that such duties and responsibilities must be exercised by the board as a whole. Accordingly, while a board can appoint, and delegate certain powers to, committees comprised of its members, New Jersey law does not permit a board to otherwise divide its responsibilities among its members. New Jersey law provides no guidance, and seems to contradict, the fundamental premise of the Proposal—i.e. that there is a distinction between the basic responsibilities of a director and his or her other responsibilities. Similarly, the By-Laws of the Company, as last amended effective April 17, 2012 (the "By-Laws"), attached hereto as Exhibit C, provide no guidance on the meaning of the term "basic responsibilities" of directors. To the contrary, pursuant to the By-Laws, directors have a multitude of powers and responsibilities, including the responsibility to manage the "business, property and affairs of the [Company]," and there is no distinction among these responsibilities in terms of whether they are "basic responsibilities" of directors or not.

For these reasons, the critical term used in the Proposal—the "basic responsibilities" of directors—is so inherently vague and indefinite that neither the Company nor its shareholders voting on the Proposal would be able to ascertain with reasonable certainty what actions or policies the Company should undertake if the Proposal were enacted. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(8)(iii) Because It Relates To The Competence And Business Judgment Of Directors.

Rule 14a-8(i)(8) was amended in 2010 to clarify the situations in which a shareholder proposal that relates to the election of directors may be excluded and to codify certain prior Staff interpretations. Exchange Act Release No. 62764 (Aug. 25, 2010) (the "2010 Release"). The amended rule expressly provides that a shareholder proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors" may be excluded pursuant to Rule 14a-8(i)(8)(iii). In addition to amending Rule 14a-8(i)(8), the 2010 Release stated that the "proposed codification was not intended to change the staff's prior interpretations . . . it was intended to provide more clarity to companies and shareholders regarding the application of the exclusion."

Prior to the 2010 amendments, Rule 14a-8(i)(8) permitted the exclusion of proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election." The Staff consistently permitted exclusion under this rule of shareholder proposals that, together with their supporting statements, appeared to question the competence, business judgment or character of nominees or directors. This exclusion is now expressly codified in Rule 14a-8(i)(8)(iii), and, as noted above, under the 2010 Release, the Staff's prior interpretations continue in effect. Pursuant to this provision, the Staff has permitted the exclusion of numerous shareholder proposals that questioned the competence or business judgment of directors or nominees as does the Proposal. For example, in *Brocade Communications Systems, Inc.* (avail. Jan. 31, 2007), the Staff concurred with the exclusion of a proposal that criticized directors who ignored certain shareholder votes and requested that directors who had voted against certain proposals receiving a majority of the shareholder votes be disqualified from nomination or election. In particular, the proposal's supporting statement indicated that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election." The Staff concluded that the proposal and supporting statement appeared to question the business judgment of directors who were to stand for reelection, and were excludable on that basis.

Similarly, in *Rite Aid Corp.* (avail. Apr. 1, 2011), the Staff permitted the exclusion of a shareholder proposal prohibiting the nomination of any non-executive board members who had "financial or business dealings . . . with any member of senior management or the Company" because it appeared to question the business judgment of board members that the company expected to nominate for reelection. Further, in *Marriott International, Inc.* (avail. Mar. 12, 2010), the Staff concurred with the exclusion of a proposal that criticized the suitability of members of the board of directors to serve, as the proposal appeared to question the business judgment of board members the company expected to nominate for reelection. *See also ES Bancshares, Inc.* (avail. Feb. 2, 2011) (concurring with the exclusion of a proposal explicitly targeting two directors, questioning their business judgment and calling for their removal); *Exxon Mobil Corp.* (avail. Mar. 20, 2002) (proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (avail. Feb. 13, 2001) (permitting the exclusion of a proposal criticizing the board chairman, who was also the chief executive officer); *Black & Decker Corp.* (avail. Jan. 21, 1997) (concurring with the exclusion of a proposal under Rule 14a-8(c)(8) (the predecessor to Rule 14a-8(i)(8)) that, together with the supporting statement, questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board).

The Proposal, like the proposal in *Brocade Communications*, questions the competence and business judgment of several of the Company's directors. It expressly targets Board members who "[serve] on 4 or more public boards" and thereby questions their competency. Specifically, the Proposal would require that such directors "be disqualified from more than basic responsibilities." By doing so, it expresses the Proponent's view that these directors are unqualified to perform anything more than "basic responsibilities." Similarly, the Proposal's title expresses the Proponent's view that directors are "overextended" if they serve on four or more public company boards. Just as the automatic disqualification mechanism in the *Brocade Communications* proposal questioned the competence and business judgment of all directors who ignored certain shareholder votes, the automatic disqualification requirement in the Proposal questions the competence and business judgment of those directors who serve on four or more public company boards.

The Proposal goes even further than the *Brocade Communications* proposal and expressly targets three currently serving directors, Ms. Mulcahy and Messrs. Cullen and Williams, by naming them in the Proposal's supporting statement. After describing the current commitments of the three targeted directors, the Proposal's supporting statement notes "[o]ur directors need adequate time to devote to our $300 Billion company." The Proposal therefore is suggesting that the directors named in the supporting statement are not devoting adequate time to the Company. Because the Proposal is questioning those directors' competence and business judgment, the Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii).

The Proposal can be distinguished from a recent no-action request where the Staff declined to find that a proposal questioned the competence or business judgment of directors. In *Exxon Mobil Corp.* (avail. Mar. 14, 2013), a shareholder proposal requested that the board adopt a bylaw limiting the company's directors to a maximum of three board memberships in companies with sales in excess of $500 million annually. While the Staff did not agree that the proposal could be excluded under Rule 14a-8(i)(8)(iii) in that case, the *Exxon Mobil* proposal is clearly distinguishable from the Proposal. The *Exxon Mobil* proposal simply limited the number of boards on which directors could serve (which the Company already does), in comparison to the Proposal, which would cause current directors to be stripped of anything other than their "basic responsibilities." The Proposal thus indicates that any director exceeding a certain number of board memberships is not capable of fulfilling anything other than "basic responsibilities," thereby questioning such director's competence and business judgment. In addition, unlike the *Exxon Mobil* proposal, which merely imposed a qualification requirement that had to be met for a director to serve on the board, the Proposal interferes with sitting directors' ability to exercise their business judgment because it prohibits them from performing anything other than "basic responsibilities."

Accordingly, because the Proposal questions the competence and business judgment of specific directors (the current directors serving on four or more public company boards), the Proposal may be excluded pursuant to Rule 14a-8(i)(8)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

EAI/mat
Enclosures

cc: Douglas K. Chia, Johnson & Johnson
John Chevedden
Myra K. Young

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

October 26, 2014

Mr. Douglas Chia, Corporate Secretary
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
PH: 732 524-2455
FX: 732-214-0332

Dear Corporate Secretary,

I am pleased to be a shareholder in Johnson & Johnson (JNJ) and appreciate the leadership JNJ has shown in health care. However, I believe JNJ has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

October 26, 2014
Date

cc: John Chevedden
Linda A. Larangeira-Piscadlo <LPiscad@its.jnj.com>
Manager, Director & Shareholder Relations
Office of the Corporate Secretary
PH: 732 524 2454
FX: 732 524 2185

[JNJ: Rule 14a-8 Proposal, October 29, 2014]

Proposal 4 – Common Sense Policy regarding Overextended Directors

Resolved: Shareholders request a policy that any director, who serves on 4 or more public boards, be disqualified from more than basic responsibilities. This would include disqualification from holding the positions of Chairman or Lead Director, from serving on more than one board committee or from holding the position of chairman of any board committee. Temporary deviations from this policy would be at the discretion of our board of directors provided that our board discloses within a SEC filing that our board determined that there is no qualified director willing and able to fill any such vacancy.

Our Lead Director, Anne Mulcahy serves on our audit and nomination committee yet serves on the boards of 4 public companies. Ms. Mulcahy received our second highest negative votes. James Cullen serves on the boards of 4 public companies yet chairs our audit committee and is a member of our nomination committee. Ronald Williams serves on the boards of 4 public companies yet is a member of 2 board committees. Our directors need adequate time to devote to our $300 Billion company.

Please vote to protect shareholder value:

Common Sense Policy regarding Overextended Directors – Proposal 4

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 3, 2014

VIA FEDEX

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Attention:
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

VIA E-MAIL: *** FISMA & OMB Memorandum M-07-16 ***
(cc: James McRitchie, jm@corpgov.net)

Dear Mr. Chevedden:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on October 30, 2014 of the shareholder proposal submitted by Myra K. Young (the "Proponent") requesting that the Company adopt a policy regarding "overextended directors" under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2015 Annual Meeting of Shareholders (the "Proposal"). The Proponent has requested that all future communication regarding the proposal be addressed to you and communicated via e-mail. Please note that references to the "Proponent" below are to Myra K. Young.

Please be advised that the Proponent must comply with all aspects of the Rule with respect to the Proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Myra K. Young is the record owner of Company shares, and to date, we have not received proof that the Proponent has satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of receipt of this letter, sufficient proof that the Proponent continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2015 Annual Meeting for at least the one-year period preceding, and including, October

30, 2014, the date the Proponent submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 30, 2014, the date the Proposal was submitted; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 30, 2014, the date the Proposal was submitted.

If the Proponent plans to use a written statement from the "record" holder of the Proponent's shares as her proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. The Proponent can confirm whether a particular broker or bank is a DTC participant by asking her broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then she needs to submit a written statement from her broker or bank verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 30, 2014, the date the Proposal was submitted.

- If the Proponent's broker or bank is not on the DTC participant list, she will need to obtain a written statement from the DTC participant through which her shares are held verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 30, 2014, the date the Proposal was submitted. The Proponent should be able to find who this DTC participant is by asking her broker or bank. If the Proponent's broker is an introducing broker, she may also be able to learn the identity and telephone number of the DTC participant through her account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, October 30, 2014, the required amount of securities was continuously held – one from the Proponent's broker or bank confirming her ownership, and the other from the DTC participant confirming her broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send a response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com*. For your convenience, copies of the Rule and SEC Staff Legal Bulletin No. 14F are enclosed.

In the interim, you should feel free to contact either my colleague, Lacey Elberg, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,



Douglas K. Chia

cc: L. Elberg, Esq.
J. McRitchie, CorpGov.net

Enclosures



JNJ

Post-it® Fax Note 7671	Date 11-5-14	# of pages ▶
To Douglas Chia	From Jim Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 732-524-2185	Fax #	

10/31/2014

Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra Young,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm that as of the date of this letter, you have held continuously (and continue to hold) for at least thirteen months, 100 shares of Johnson & Johnson (JNJ) common stock in your account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Daniel Bliss
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

EXHIBIT B

SHERMAN WELLS SYLVESTER & STAMELMAN LLP
www.shermanwells.com

December 22, 2014

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Johnson & Johnson, a New Jersey corporation (the "Company"), in connection with its correspondence to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "SEC") regarding a shareholder proposal dated October 29, 2014 (the "Proposal") submitted to the Company for consideration at the Company's 2015 annual shareholder meeting. You have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate New Jersey law.

The Proposal states:

> "Shareholders request a policy that any director, who serves on 4 or more public boards, be disqualified from more than basic responsibilities. This would include disqualification from holding the positions of Chairman or Lead Director, from serving on more than one board committee or from holding the position of chairman of any board committee. Temporary deviations from this policy would be at the discretion of our board of directors provided that our board discloses within a SEC filing that our board determined that there is no qualified director willing and able to fill any such vacancy."

For the purposes of this letter, we have examined: (a) the Proposal, (b) the Company's Certificate of Incorporation and (c) the Company's By-Laws. In our examination, we have assumed and express no opinion as to (i) the authenticity of all documents submitted to us as originals, (ii) the conformity of copies or electronic versions submitted to us to original documents, and (iii) the lack of any undisclosed terminations, modifications, waivers or amendments to any agreements or documents reviewed by us.

Based upon our review of the New Jersey Business Corporation Act (the "BCA"), applicable New Jersey case law and persuasive authorities and subject to the assumptions, limitations and qualifications set forth herein, we believe that implementation of the Proposal by the Company would violate New Jersey law.

210 PARK AVENUE • 2ND FLOOR • FLORHAM PARK • NEW JERSEY 07932 • 973.302.9700
805 THIRD AVENUE • 10TH FLOOR • NEW YORK • NEW YORK 10022 • 212.763.6464

(A) The BCA Grants a Board of Directors the Authority to Appoint and Remove Members of Board Committees, and Restricting, Limiting or Conditioning that Right by Shareholder Action would Improperly Restrict the Board's Management of the Company.

The BCA provides that the members of board committees can only be selected by the full board of directors. Therefore, the process described in the Proposal, which limits by action of the Company shareholders the directors eligible to serve on a board committee to those directors who (i) do not serve on four or more public company boards or (ii) serve on four or more public company boards and who do not already serve on one committee (subject, in each case, only to "temporary deviations"), is unlawful.

Specifically, the BCA addresses committees of the board of directors under N.J.S.A. 14A:6-9. It provides, in relevant part:

> "(1) If the certificate of incorporation or the by-laws so provide, the board, by resolution adopted by a majority of the entire board, may appoint from among its members an executive committee and one or more other committees, each of which shall have one or more members. To the extent provided in such resolution, or in the certificate of incorporation or in the by-laws, each such committee shall have and may exercise all the authority of the board, except that no such committee shall:
>
> (a) make, alter or repeal any by-law of the corporation;
>
> (b) elect or appoint any director, or remove any officer or director;
>
> (c) submit to shareholders any action that requires shareholders' approval; or
>
> (d) amend or repeal any resolution theretofore adopted by the board which by its terms is amendable or repealable only by the board."
>
> "(2) The board, by resolution adopted by a majority of the entire board may,
>
> (a) fill any vacancy in any such committee;
>
> (b) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members;

(c) abolish any such committee at its pleasure; and

(d) remove any director from membership on such committee at any time, with or without cause."

Beyond requiring that a committee member be a board member, N.J.S.A. 14A:6-9 neither qualifies the board's power to appoint committee members nor contemplates any means for shareholders to limit or restrict such power. No BCA provision authorizes shareholders to place any restriction or limitation on this power of the board, nor does any provision authorize any additional persons to appoint and/or set qualifications for board committee members (except for the board committees themselves, to the extent a board has delegated its authority to such committee in accordance with the BCA). Unlike both N.J.S.A. 14A:6-1[1], which provides that the certificate of incorporation or by-laws may set qualifications for directors of the corporation, and N.J.S.A. 14A:6-15(1)[2], which authorizes by-law provisions with respect to the election of officers, N.J.S.A. 14A:6-9 does not explicitly permit deviation from the statutory mandate with respect to the board's appointment of committee members. Thus, New Jersey law provides that the board of directors has sole power to select board committee members from among its members. John MacKay, a leading scholar on New Jersey law, confirms that "[t]he board has *complete* and *absolute* control over its committees." JOHN R. MACKAY ET AL., NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES § 10.06 (3d ed. 2013); (emphasis added). Since the Company's By-Laws authorize the Company's Board of Directors (the "Board") to appoint committees from among its members and the BCA gives the Board complete control over its committees, the Proposal, if implemented, would invalidly restrict by action of the Company shareholders the directors' authority to make Board committee appointments. The Proposal, if adopted, would by action of the Company shareholders improperly limit the directors who would be eligible to serve on a committee of the Board. In this way, it would infringe on the Board's control over membership on its committees.

In addition, the unfettered grant of authority to the board with respect to the selection of committee members under N.J.S.A. 14A:6-9 is consistent with N.J.S.A. 14A:6-1 which

---

[1] N.J.S.A. 14A:6-1(1) provides:
"The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided. Directors shall be at least 18 years of age and need not be United States citizens or residents of this State or shareholders of the corporation unless the certificate of incorporation or by-laws so require. The certificate of incorporation or by-laws may prescribe other qualifications for directors."

[2] N.J.S.A. 14A:6-15(1) provides:
"The officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board, one or more vice presidents, and such other officers as may be prescribed by the by-laws. Unless otherwise provided in the by-laws, the officers shall be elected by the board."

mandates that "[t]he business and affairs of a corporation shall be managed by or under the direction of the board, except as in this act or in its certificate of incorporation otherwise provided." See In re Joseph Feld & Co., 38 F. Supp. 506, 507 (D.N.J. 1941) ("[t]he business management of a corporation is committed to the directors . . . ."); Madsen v. Burns Brothers, 108 N.J. Eq. 275, 281 (Ch. 1931) ("[t]he authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law."). Since the Proposal restricts by action of the Company shareholders the Board's ability to select any director to serve on or lead its committees, and since New Jersey law does not explicitly permit deviation from the Board's sole and unfettered responsibility, power and authority to appoint committee members, the Proposal would be an impermissible restriction of the Board's management authority under New Jersey law.

Delaware case law further supports our opinion that the Proposal would be in violation of New Jersey law. Although Delaware law is not binding on New Jersey courts, it is frequently looked to for guidance on corporate matters. Casey v. Brennan, 344 N.J. Super. 83, 107 (App. Div. 2001); IBS Financial Corp. v. Seidman & Associates, LLC, 136 F.3d 940, 949-50 (3rd Cir. 1998) ("When faced with novel issues of corporate law, New Jersey courts have often looked to Delaware's rich abundance of corporate law for guidance."); Pogostin v. Leighton, 216 N.J. Super. 363, 373 (App. Div. 1987) ("As the issue involved . . . is one of corporate law, an appropriate source of reference is the case law of Delaware.").

Delaware courts have held that where a statute confers power on one individual or body, such power cannot be exercised by others. See, e.g., Grimes v. Alteon, 804 A.2d 256, 263, 266 (Del. 2002) (finding that the chief executive officer could not approve terms of a stock right when statute provided for adoption by board resolution); In re Staples Inc. Shareholders Litigation, 792 A.2d 934, 963-64 (Del. Ch. 2001) (a corporate officer could not fix record date when statute gave such authority to the board). As noted above, the persuasive authority of Delaware courts will likely be considered by New Jersey courts in deciding whether the Proposal violates New Jersey corporate law. Since the BCA gives a board of directors the authority to determine which directors will sit on its committees, and since Delaware law makes it clear that, when a statute gives authority to the board to perform certain tasks, the power to perform those tasks cannot be exercised by other parties, this reinforces our view that (a) the BCA provides an exclusive process through which members of board committees may be appointed and (b) that the restrictions and limitations on the power and authority of the Board set forth in the Proposal are unlawful.

(B) Restricting, Limiting or Conditioning the Right of the Board to Appoint Committee Members is an Impermissible Restraint on a Director's Ability to Fulfill His or Her Fiduciary Duties.

The Proposal would impede by action of the Company shareholders the Board's ability to exercise its fiduciary responsibilities to select who it believes in its business judgment are the most qualified Board members to serve on each Board committee and therefore would be impermissible under New Jersey law. In exercising their management responsibilities, directors have a fiduciary duty to conduct the business and affairs of the corporation in the best interests of the corporation and its shareholders. Whitefield v. Kern, 122 N.J. Eq. 332, 340-41 (1937); JOHN R. MACKAY ET AL., NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES § 12.08; N.J.S.A. 14A:6-14(1) ("[d]irectors and members of any committee designated by the board shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions.").

Directorial discretion is vital to the satisfaction of a director's fiduciary duties. Accordingly, it is given significant emphasis and protection by New Jersey courts. Maul v. Kirkman, 270 N.J. Super. 596, 614 (App. Div. 1994) ("The [business judgment] rule exists to promote and protect the full and free exercise of the power of management given to the directors."); *see also* In re PSE & G Shareholder Litigation, 173 N.J. 258, 277 (2002) ("New Jersey courts have long accepted that a decision made by a board of directors pertaining to the manner in which corporate affairs are to be conducted should not be tampered with by the judiciary so long as the decision is one within the power delegated to the directors . . . .").

Unfettered discretion to make business decisions is particularly important with respect to committee member selection. Since boards often delegate the rights and responsibilities to exercise the authority of the full board to committees, a board of directors must remain free and uninhibited to choose, from among its members, those who in its business judgment would best be able to fulfill the various responsibilities delegated to such committee. Discretion enables a board to make the most appropriate selection based, among other things, on a respective member's background, demeanor, expertise and availability. If the Proposal is implemented, the Board could be prevented by action of the Company shareholders from selecting the director best qualified, in the Board's sole and unfettered judgment, to serve on a Board committee or to chair a Board committee because that director already serves on another Board committee for which service such director is also uniquely qualified, or because such director already serves on more than four public company boards.

By limiting the selection of qualified candidates, the Proposal by action of the Company shareholders improperly limits the Board's substantive decision-making ability and potentially denies the Board, in a given circumstance, the opportunity to act in the manner it would otherwise deem to be in the best interests of the Company and its shareholders. This has the potential to impede the Board's fulfillment of its core fiduciary duty. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 238 (Del. 2008) (finding a by-law impermissible when "under at least one . . . hypothetical, the board of directors would breach their fiduciary duties if they complied [with it]"); STUART L. PACHMAN, TITLE 14A – CORPORATIONS, AUTHOR'S COMMENTARY & ANNOTATIONS § 14A:6 COMMENTARY 289 (ed. 2014) ("[a] contract cannot commit the directors of a corporation to a course of action that precludes them from discharging their fiduciary duties."). Shareholders may influence the make-up of board committees by electing the most qualified individuals to serve as directors. If shareholders want to set specific qualifications for directors prior to their election, they may do so by amending a corporation's certificate of incorporation or by-laws to provide for such qualifications. N.J.S.A. 14A:6-1(1) provides that the shareholders may prescribe qualifications for directors in the certificate of incorporation or bylaws of a corporation. However, the Proposal does not seek to prevent directors who already serve on a certain number of public company boards from being eligible for election as a director of the Company. Instead, the Proposal would restrict by action of the Company shareholders the number of committees that a director may serve on after such director has already been elected. This is improper, as it would infringe on the Board's sole and unfettered control of its committee membership. Once directors are elected, it is the Board's responsibility to choose which directors will serve on which committees, and shareholders cannot impede the directors' exercise of their duty to do so in the best interests of the corporation and its shareholders. Stuart Pachman, a leading scholar on New Jersey law, notes that "[j]ust as the board cannot interfere with certain shareholder rights ... so shareholders may not impinge upon the broad policy-making power granted to directors, but must instead rely upon their ability to select and qualify directors and hold them accountable for their actions." STUART L. PACHMAN, TITLE 14A – CORPORATIONS, AUTHOR'S COMMENTARY & ANNOTATIONS § 14A:6 COMMENTARY at 289. This improper intrusion on director authority would not be resolved by permitting a "temporary deviation" from the policy, as suggested in the Proposal, since the Board needs the freedom to ensure that the most qualified people from among its membership are, at all times in its determination, sitting on the appropriate Board committees or serving as Board committee chairs. It would not be in the best interests of the Company if the Board could only appoint a director to serve "temporarily" on a committee when the Board has determined that the Company would be better served by allowing such director to serve full time on such committee.

In addition, the delegation of authority by a board to one of its committees does not relieve the board of any responsibility for actions taken by such committee. The BCA provides that the full board of directors remains responsible for actions taken on behalf of a corporation by its committees. N.J.S.A. 14A:6-9(4). Therefore, any director that does not sit on a Board committee (including any directors improperly excluded from doing so by the Proposal) will still ultimately be responsible with the rest of the Board for overseeing that committee and, if necessary, correcting any actions taken by that committee. To the extent the Proposal prohibits these "excluded" directors from exercising their required oversight functions by action of the Company shareholders rather than by the determination of the Board, it would not be permissible under New Jersey law.

Accordingly, the Proposal, by limiting certain power, authority and responsibility solely conferred on the Board by the BCA and impinging upon the Board's ability to satisfy its attendant fiduciary duties by the action of the Company shareholders, would improperly restrict the Board in its management of the Company and impede the Board's exercise of its fiduciary responsibilities.

Based on the reasoning and subject to the assumptions, qualifications and limitations set forth in this letter, we believe that implementation of the Proposal violates the provisions of New Jersey law set forth herein.

This opinion letter is not a prediction of what a particular court (including any appellate court) reaching the issues on the merits would hold, but instead is our opinion as to the proper result to be reached by a court applying existing legal rules to the facts as properly found after appropriate briefing and argument. The manner in which any particular issue would be treated in any actual court case would depend on facts and circumstances particular to the case, and this opinion letter is not intended to guarantee the outcome of any legal dispute which may arise in the future.

Our opinions expressed herein are limited to the laws of New Jersey and we do not express any opinion as to the laws of any other states or jurisdictions.

The opinions expressed herein are rendered as of the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the SEC and Gibson, Dunn & Crutcher LLP in connection with any correspondence with the SEC on the Company's behalf relating to the Proposal.

Very truly yours,

Sherman Wells Sylvester
& Stamelman LLP

GIBSON DUNN

EXHIBIT C

JOHNSON & JOHNSON

BY-LAWS

EFFECTIVE
July 1, 1980

AMENDED
February 16, 1987
April 26, 1989
April 26, 1990
October 20, 1997
April 23, 1999
June 11, 2001
January 14, 2008
February 9, 2009
April 17, 2012

ARTICLE I
MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting

A meeting of the shareholders of the Corporation shall be held annually on such business day and at such time and at such place within or without the State of New Jersey as may be designated by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of all other business that is properly brought before the meeting in accordance with these By-Laws.

Section 2. Special Meetings

(A) General.

A special meeting of the shareholders may be called at any time by the Chairman of the Board of Directors, by a Vice Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice Chairman of the Executive Committee, by the President, by a majority of the Board of Directors, or as otherwise provided by the New Jersey Business Corporation Act, as amended, and shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting. Subject to subsection (B) of this Section 2, a special meeting of shareholders may be called, upon written request to the Secretary, by record holders of at least twenty-five percent (25%) of the outstanding shares of the Corporation entitled to vote.

(B) Special Meetings Requested by Shareholders.

(1) The written request to the Secretary for a special meeting of shareholders by record holders of at least twenty-five percent of the outstanding shares of the Corporation entitled to vote shall be signed by each shareholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) the name and address of each shareholder, (ii) the number of shares held of record and beneficially by each shareholder, (iii) the name in which all such shares are registered on the share transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of any such shareholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. A shareholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from shareholders holding in the aggregate less than the requisite number of shares entitling the shareholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(2) Except as provided in the next sentence, a special meeting requested by shareholders shall be held on such business day and at such time and at such place within or without the State of New Jersey as is stated in the notice of the meeting; *provided*, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary. A special meeting requested by shareholders shall not be held if the Board of Directors has called or calls for an annual meeting of shareholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business to be conducted at such annual meeting includes (among any other business properly brought before the meeting) the business specified in the written request or business substantially similar thereto.

(3) Business transacted at a special meeting requested by shareholders shall be limited to the subject matter stated in the written request for such special meeting, *provided*, however, that such subject matter shall be a matter which is a proper subject matter for shareholder action at such meeting; and *further provided*, that nothing herein shall prohibit the Board of Directors from submitting additional matters to shareholders at any such special meeting.

(4) The chairman of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Section 3. Adjournment of Meetings

Any meeting of the shareholders of the Corporation may be adjourned from time to time by the affirmative vote of the holders of a majority of the issued and outstanding shares entitled to vote at such meeting present in person or represented by proxy, for a period not exceeding one month at any one time and upon such notice, if any, as may be determined by the vote. At any adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

Section 4. Notices of Meetings

(A) Notices.

At least ten (10) but not more than sixty (60) days before the date designated for the holding of any meeting of the shareholders, except as otherwise provided herein for adjourned meetings, written or printed notice of the time, place and purpose or purposes of such meeting shall be served by mail or electronic transmission upon each shareholder of record entitled to vote at such meeting.

(B) Service of Notice.

A notice of meeting shall be deemed duly served when (i) deposited in the United States Mail with postage fully paid and plainly addressed to the shareholder at his or her latest address appearing in the share records of the Corporation, or (ii) given by a form of electronic transmission consented to by the shareholder to whom notice is given.

Section 5. Quorum

At any meeting of the shareholders, the holders of a majority of the issued and outstanding shares entitled to vote at such meeting shall be present in person or represented by proxy in order to constitute a quorum.

Section 6. Voting

(A) Vote Necessary.

(1) At any meeting of the shareholders, all questions, except as otherwise expressly provided by statute, the Certificate of Incorporation, or these By-Laws, shall be determined by vote of the holders of a majority of the issued and outstanding shares present in person or represented by proxy at such meeting and entitled to vote.

(2) Except as otherwise required by law, a nominee for election as a director shall be elected to the Board of Directors at a meeting at which a quorum is present if the number of votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, "for" such nominee's election exceeds the number of votes cast "against" such nominee's election; *provided* that if the number of director nominees exceeds the number of directors to be elected, each nominee shall be elected by a plurality of the votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, at the meeting at which a quorum is present. In the event that a director nominee fails to receive an affirmative majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board of Directors, within its powers, may decrease the number of directors, fill the vacancy, or take other appropriate action.

(B) Inspectors.

At any meeting of the shareholders, if the chairman of the meeting so directs or if before the voting begins, any shareholder present so requests, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions with respect to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes, shall be decided by three (3) inspectors to be appointed by the chairman of the meeting.

(C) Eligibility to Vote.

Each shareholder shall have one vote for each share entitled to vote as provided in the Certificate of Incorporation or otherwise by law and registered in his or her name in the share records of the Corporation as of the record date.

(D) Methods of Voting.

At any meeting of the shareholders each shareholder shall be entitled to vote either in person or by proxy appointed either by instrument in writing subscribed by such shareholder, or by his or her duly authorized attorney or agent, or by mail, telephone or electronic transmission, and delivered to the Secretary or to the inspectors at or before the meeting.

(E) Record Date.

The Board of Directors may fix in advance, a date, not less than ten (10) but not more than sixty (60) days preceding the date of any meeting as the record date for determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, notwithstanding any transfer of any shares in the share records of the Corporation after any such record date designated as aforesaid.

(F) List of Shareholders.

The Board of Directors shall cause the officer or agent, who has charge of the share transfer books of the Corporation, to make a complete list of all the shareholders entitled to vote at a shareholders' meeting or any adjournment thereof, arranged in alphabetical order, together with the latest address of each shareholder appearing upon the share records of the Corporation and the number of shares held by each.

The Board of Directors shall cause such list of shareholders to be produced (or available by means of a visual display) at the time and place of every meeting of shareholders and shall be open to examination by any shareholder listed therein for reasonable periods during the meeting.

Section 7. Transaction of Business at Annual Meeting

At any annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (A) specified in the notice of meeting given by or at the direction of the Board of Directors (including shareholder proposals included in the Corporation's proxy materials pursuant to applicable rules and regulations), (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a shareholder. For business (including, but not limited to, any nominations for director) to be properly brought before an annual meeting by a shareholder: (i) the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for shareholder action at such meeting. To be considered timely notice, a shareholder's notice must be received by the Secretary at the principal office of the Corporation not less than 120 calendar days before the date of the Corporation's proxy statement released to shareholders in connection with the prior year's annual meeting. However, if no annual meeting was held in the prior year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the prior year's proxy statement, then a shareholder's notice, in order to be considered timely, must be received by the Secretary not later than 60 days before the date the Corporation commences mailing of its proxy materials in connection with the applicable annual meeting. A shareholder's notice to the Secretary to submit business to an annual meeting must set forth: (i) the name and address of the shareholder, (ii) the number of shares held of record and beneficially by such shareholder, (iii) the name in which all such shares are registered on the share transfer books of the Corporation, (iv) a brief description of the business desired to be brought before the meeting and the reasons therefor, (v) any personal or other material interest of the shareholder in the business to be submitted and (vi) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by the Corporation. Notwithstanding the foregoing provisions of this Section 7, a shareholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended. The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

ARTICLE II
BOARD OF DIRECTORS

Section I. Number of Members and Qualification

The number of directors of the Corporation shall be not less than nine (9) nor more than eighteen (18) as determined by the Board of Directors from time to time.

Section 2. Term of Office

Each director shall hold office for one (1) year and until his or her successor, if any, is duly elected and qualified, *provided*, however, that any director may be removed from office, with cause, at any time by a majority vote of the shareholders entitled to vote.

Section 3. Annual Meeting

At the place of holding the annual meeting of the shareholders, and immediately following the same, the Board of Directors, as constituted upon final adjournment of such annual meeting, shall convene without further notice for the purpose of electing officers and transacting all other business properly brought before it.

Section 4. Regular Meetings

Regular meetings of the Board of Directors shall be held at such places, either within or without the State of New Jersey, and on such business days and at such times as the Board may from time to time determine.

Section 5. Special Meetings

Special meetings of the Board of Directors may be held at any time and place whenever called by the Chairman of the Board of Directors, by a Vice Chairman of the Board of Directors, by the Chairman of the Executive Committee, by a Vice Chairman of the Executive Committee, by the President, by a Vice President, by the Secretary, or by any three (3) or more directors.

Section 6. Notices of Meetings

(A) Notice Required.

If so determined by a majority of the Board of Directors, no advance notice need be given; in the absence of such determination then, at least two (2) days prior to the date designated for the holding of any regular or special meeting of the Board, notice of the time, and place, and purpose of such meeting shall be served in person, by mail or other notice in writing, or by telephone or electronic transmission, upon each member of the Board.

(B) Waiver of Notice.

Notice of the time, place, and purpose of any meeting of the Board of Directors may be waived, before or after any meeting, by instrument in writing or by electronic transmission.

Section 7. Quorum and Participation

(A) Quorum.

A majority of the Board of Directors shall constitute a quorum for all purposes and at all meetings.

(B) Participation.

Any or all directors may participate in a meeting of the Board of Directors by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8. Manner of Acting

The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Action without a Meeting

Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors may be taken without a meeting if, prior to or subsequent to such action, all members of the Board of Directors consent thereto in writing and such written consents are filed with the minutes of the proceedings of the Board of Directors.

ARTICLE III
POWERS OF BOARD OF DIRECTORS

Section I. General Powers

The business, property, and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In the management and control of the property, business, and affairs of the Corporation, the Board is hereby vested with all powers possessed by the Corporation itself insofar as this delegation of authority is not inconsistent with or repugnant to the laws of the State of New Jersey, the Corporation's Certificate of Incorporation, or these By-Laws or any amendments of them. The Board shall have discretionary power to determine what constitutes net earnings, profits, and surplus, what amount shall be reserved for working capital and for any other purposes, and what amount shall be declared as dividends. Such determinations by the Board shall be final and conclusive.

Section 2. Specific Powers

(A) Power to Make and Amend By-Laws.

Subject to the limitations contained in Article XI hereof, the Board of Directors shall have power to make, alter, amend, and repeal any By-Law, including a By-Law designating the number of directors, *provided* that the Board shall not make, alter, amend, or repeal any By-Law designating the qualification or term of office of any member or members of the then existing Board.

(B) Power to Elect Officers.

The Board of Directors shall elect all officers of the Corporation.

(C) Power to Remove Officers.

Any officer or divisional officer, any agent of the Board of Directors, or any member of any committee or of any Management Board may be removed by the Board of Directors with or without cause, whenever in its sole judgment the interests of the Corporation will be served by such removal.

(D) Power to Fill Vacancies.

Vacancies in the Board of Directors, however created, shall be filled by appointment made by a majority of the remaining directors. The Board shall have power to fill any vacancy in any office.

(E) Power to Fix Record Date.

The Board of Directors may fix in advance a date as the record date for determining the Corporation's shareholders with regard to any corporate action or event and, in particular, for determining the shareholders entitled to receive payment of any dividend or allotment of any right. The record date may in no case be more than sixty (60) days prior to the corporate action or event to which it relates.

Section 3. Committees and Delegation of Powers

(A) Committees of the Board.

The Board of Directors may appoint, from among its members, from time to time one or more committees, each committee to have such name or names and to have such powers and duties as may be determined from time to time by the Board. All committees shall report to the Board. The Board shall have the power to fill vacancies in, to change the membership of, or to dissolve any committee. Each committee may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of a committee shall constitute a quorum for all purposes and at all meetings.

(B) Finance Committee.

The Finance Committee, if one shall be appointed, shall consist of two (2) or more of the directors of the Corporation and shall have and may exercise all of the powers of the Board insofar as may be permitted by law, the Corporation's Certificate of Incorporation or these By-Laws, or any amendments of them, in the management of the business, affairs and property of the Corporation during the intervals between the meetings of the Board. The Finance Committee, however, shall not have the power to make, alter or repeal any By-Law of the Corporation; elect or appoint any director, or remove any officer or director; change the membership of, or fill vacancies in, the Finance Committee; submit to shareholders any action that requires shareholders' approval; nor amend or repeal any resolution theretofore adopted by the Board which by its terms is amendable or repealable only by the Board.

(C) Emergency Management Committee.

If, as a result of a physical disaster, war, nuclear attack, or other emergency conditions, a quorum of the Board of Directors cannot be convened to act, an Emergency Management Committee, consisting of all readily available members of the Board of Directors, shall automatically be formed. In such case, two members shall constitute a quorum. If, as a result of such circumstances, a quorum of the Board of Directors cannot readily be convened to act, but a quorum of the Finance Committee can be so convened, the Finance Committee shall automatically become the Emergency Management Committee. All of the powers and duties vested in the Board of Directors, except the power to fill vacancies in the Board of Directors, shall vest automatically in the Emergency Management Committee. Other provisions of these By-Laws notwithstanding, the Emergency Management Committee (1) shall call a meeting of the Board of Directors as soon as circumstances permit for the purpose of filling vacancies on the Board of Directors and its committees and to take such other action as may be appropriate, and (2) if the Emergency Management Committee determines that less than a majority of the members of the Board of Directors are available for service, the Committee shall issue a call for a special meeting of shareholders to be held at the earliest date practicable for the election of directors.

(D) Delegation of Duties.

The Board of Directors may delegate from time to time to an officer or a committee of officers and/or directors any duties that are authorized or required to be executed during the intervals between meetings of the Board, and such officer or committee shall report to the Board when and as required by the Board. Each committee so established by the Board may hold meetings and make rules for the conduct of its business and appoint such sub-committees and assistants as it shall from time to time deem necessary. A majority of the members of such a committee shall constitute a quorum for all purposes and at all meetings.

(E) Executive Committee.

The Executive Committee, if one shall be appointed, shall be the management committee of the Corporation. Its members shall be elected by the Board of Directors and thereby become officers of the Corporation. The Executive Committee shall not be a committee of the Board. The Executive Committee shall be responsible for the operation of the business of the Corporation on a day-to-day basis and for establishing and executing operating practices and policies of the Corporation. It shall also perform such other duties as the Board shall designate from time to time.

Section 4. Designation of Depositories

The Board of Directors shall designate or shall delegate to the Treasurer, or such other officer as it deems advisable, the responsibility to designate the trust company or trust companies, or the bank or banks, in which shall be deposited the moneys and securities of the Corporation.

Section 5. Power to Establish Divisions

The Board of Directors may establish administrative or operating divisions of the Corporation. Each such division may have a Management Board, the Chairman of which shall be appointed by the Chairman of the Board of Directors. The Chairman of the Management Board of a division shall appoint the other members of its Management Board and that Board may in turn appoint a President, one or more Vice Presidents, a Treasurer and such other division officers as it may determine to be necessary or desirable. The Management Board and the officers of the division shall perform the same duties and, except for the power to designate depositories, shall have the same powers as to their division as pertain, respectively, to a board of directors and officers of a corporation. The powers granted in the preceding sentence include, without limitation, the power to execute and deliver on behalf of the Corporation contracts, conveyances and other instruments. Such power and any other power granted in this Section shall at all times be subject to the right of the Board of Directors to act or direct action in the premises.

ARTICLE IV
OFFICERS

Section I. Enumeration of Officers.

The officers of the Corporation shall be a Chairman of the Board of Directors, a Chairman of the Executive Committee, a President, a Treasurer, and a Secretary. The officers of the Corporation may include one or more Vice Chairmen of the Board of Directors, one or more Vice Chairmen of the Executive Committee, one or more Executive Committee members, one or more Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and such other officers as from time to time shall be designated and elected by the Board of Directors.

Section 2. Election and Removal of Officers

All officers of the Corporation shall be elected at the first meeting of the Board of Directors after the annual election of directors, and shall hold office for one (1) year and until their respective successors, if any, shall have been duly elected and qualified, *provided*, however, that all officers, agents, and employees of the Corporation shall be subject to removal at any time, with or without cause, by the affirmative vote of a majority of the Board. At its discretion, the Board may leave unfilled, for such period as it may deem proper, any office except that of President, Treasurer, and Secretary. Failure to elect any such officer shall be considered an exercise of this discretionary power.

Section 3. Eligibility of Officers

The Chairman of the Board, the Vice Chairmen of the Board and the President shall be chosen from the members of the Board of Directors. No other person need be a director or a shareholder in order to qualify for office. The same person may hold, at the same time, one or more offices.

Section 4. Duties of Officers

(A) Chairman of the Board of Directors.

The Chairman of the Board of Directors shall preside at all meetings of shareholders and directors. When presiding at such meetings of shareholders and directors, the Chairman of the Board shall establish and apply such rules of order as may be advisable in his or her discretion. Except where by law the signature of the President is required, the Chairman of the Board shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation authorized by the Board of Directors. He or she shall have all powers and shall perform all duties commonly incident to and vested in the office of Chairman of the Board of a corporation. He or she shall also perform such other duties as the Board shall designate from time to time.

(B) Vice Chairman of the Board of Directors.

A Vice Chairman of the Board of Directors shall perform the duties and have the powers of the Chairman during the absence or disability of the Chairman, and shall also perform such other duties as the Board shall designate from time to time.

(C) Chairman of the Executive Committee.

The Chairman of the Executive Committee shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of the Executive Committee. During the absence or disability of the Chairman of the Board and the Vice Chairman of the Board, he or she shall perform the duties and have the powers of the Chairman of the Board, and shall also perform such other duties as the Board shall designate from time to time.

(D) Vice Chairman of the Executive Committee.

A Vice Chairman of the Executive Committee shall perform the duties and have the powers of the Chairman of the Executive Committee during the absence or disability of the Chairman of the Executive Committee, and shall also perform such other duties as the Board shall designate from time to time.

(E) Executive Committee Member.

In addition to the powers and duties incident to his or her membership on the Executive Committee, an Executive Committee Member, in his or her individual capacity, shall have all powers and shall perform all duties commonly incident to and vested in an executive officer of a corporation. He or she shall also perform such other duties as the Board shall designate from time to time.

(F) President.

The President shall have general charge and supervision of the operations of the Corporation itself, and shall have all powers and shall perform all duties commonly incident to and vested in the office of President of a corporation. He or she shall also perform such other duties as the Board shall designate from time to time.

(G) Vice President.

A Vice President shall perform such duties and have such powers as the Board of Directors, the Chairman of the Board, a Vice Chairman of the Board, or the President shall designate from time to time.

(H) Treasurer.

The Treasurer shall have the care and custody of the funds of the Corporation, and shall have and exercise, under the supervision of the Board of Directors, all powers and duties commonly incident to the office of Treasurer. He or she shall deposit all funds of the Corporation in such trust company or trust companies, or bank or banks, as the Board, the Treasurer, or any other officer to whom the Board shall have delegated the authority, shall designate from time to time. He or she shall endorse for deposit or collection all checks, notes, and drafts payable to the Corporation or to its order, and make drafts on behalf of the Corporation. He or she shall keep accurate books of accounts of the Corporation's transactions, which books shall be the property of the Corporation, and, together with all its property in his or her possession, shall be subject at all times to the inspection and control of the Board. He or she shall have all powers and shall perform all duties commonly incident to and vested in the office of Treasurer of a corporation. He or she shall also have such other duties as the Board may designate from time to time.

(I) Assistant Treasurer.

An Assistant Treasurer shall perform the duties and have the powers of the Treasurer during the absence or disability of the Treasurer, and shall perform such other duties and have such other powers as the Board of Directors or Treasurer shall designate from time to time.

(J) Secretary.

The Secretary shall attend all meetings of the shareholders, and of the Board of Directors, and shall keep and preserve in books of the Corporation true minutes of the proceedings of all such meetings. He or she shall have the custody of all valuable papers and documents of the Corporation, and shall keep the Corporation's share books, share ledgers, and share transfer books, and shall prepare, issue, record, transfer, and cancel certificates of shares as required by the proper transactions of the Corporation and its shareholders unless these functions be performed by a duly appointed and authorized transfer agent or registrar other than this Corporation. He or she shall keep in his or her custody the seal of the Corporation, and shall have authority to affix same to all instruments where its use is required. He or she shall give all notices required by statute, by the Certificate of Incorporation, or by the By-Laws. He or she shall have all powers and shall perform all duties commonly incident to and vested in the office of Secretary of a corporation. He or she shall also perform such other duties as the Board shall designate from time to time.

(K) Assistant Secretary.

An Assistant Secretary shall perform the duties and have the powers of the Secretary during the absence or disability of the Secretary, and shall perform such other duties and have such other powers as the Board of Directors or Secretary shall designate from time to time.

ARTICLE V
INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the full extent permitted by the laws of the State of New Jersey, as they exist on the date hereof or as they may hereafter be amended, the Corporation shall indemnify any person (an "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgement in its favor) (a "Proceeding"), or who is threatened with being so involved, by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was at the request of the Corporation also serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys' fees), judgements, fines, penalties, excise taxes and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such Proceeding, *provided* that, there shall be no indemnification hereunder with respect to any settlement or other nonadjudicated disposition of any threatened or pending Proceeding unless the Corporation has given its prior consent to such settlement or disposition. The right of indemnification created by this Article shall be a contract right enforceable by an Indemnitee against the Corporation, and it shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled. The provisions of this Article shall inure to the benefit of the heirs and legal representatives of an Indemnitee and shall be applicable to Proceedings commenced or continuing after the adoption of this Article, whether arising from acts or omissions occurring before or after such adoption. No amendment, alteration, change, addition or repeal of or to these By-Laws shall deprive any Indemnitee of any rights under this Article with respect to any act or omission of such Indemnitee occurring prior to such amendment, alteration, change, addition or repeal.

ARTICLE VI
SHARES

Section I. Share Ownership

The shares of the Corporation shall be either represented by certificates or uncertificated. Each holder of shares of the Corporation shall, upon request to the Corporation, be provided with a share certificate signed by the President or a Vice President, and also by the Treasurer or an Assistant Treasurer, or by the Secretary or an Assistant Secretary. Any or all signatures upon a certificate may be facsimiles. The certificates of shares shall be in such form as shall be prescribed by the Board of Directors.

Section 2. Loss of Share Certificate

In the case of loss, mutilation, or destruction of an issued and outstanding certificate of shares, a duplicate certificate may be issued upon such terms as the Board of Directors may prescribe.

Section 3. Transfer of Shares

Shares of the Corporation shall be transferred on the books of the Corporation only (1) upon presentation and surrender of the appropriate certificate by the registered holder of such shares in person or by his or her duly authorized attorney or by a person presenting proper evidence of succession, assignment or authority to transfer such shares and, in any of such cases, cancellation of a certificate or of certificates for an equivalent number of shares or (2) in the case of uncertificated shares upon receipt of proper transfer instructions from the registered holder of such shares or from a duly authorized attorney or upon presentation of proper evidence of succession, assignment or authority to transfer such shares.

ARTICLE VII
EXECUTION OF INSTRUMENTS

Section I. Checks and Drafts

All checks, drafts, and orders for payment of moneys shall be signed in the name of the Corporation or one of its divisions, and in its behalf, by such officers or agents as the Board of Directors shall designate from time to time.

Section 2. Contracts and Conveyances

Any contract, conveyance, or other instrument may be executed by the Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, any member of the Executive Committee, the President, or a Vice President in the name and on behalf of the Corporation and the Secretary or an Assistant Secretary may affix the Corporate Seal thereto.

Section 3. In General

The Board of Directors shall have power to designate officers and agents who shall have authority to execute any instrument on behalf of the Corporation.

ARTICLE VIII
VOTING UPON SHARES HELD BY THE CORPORATION

Unless otherwise ordered by the Board of Directors, the Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, the Chairman of the Executive Committee, a Vice Chairman of the Executive Committee, any member of the Executive Committee, the President, any Vice President, or the Treasurer shall have full power and authority on behalf of the Corporation to attend, to act at, and to vote at any meeting of shareholders of any corporation in which this Corporation may hold shares, and at any such meeting shall possess, and may exercise all rights and powers incident to the ownership of such shares which any owner thereof might possess and exercise if present. Such officers may also, on behalf of the Corporation, appoint attorneys and agents as the Corporation's proxy to exercise any of the foregoing powers. The Board, by resolution, from time to time, may confer like powers upon any other person or persons.

ARTICLE IX
SEAL OF THE CORPORATION

The seal of the Corporation shall consist of a flat-faced circular die bearing the words and figures "Johnson & Johnson, Seal 1887".

ARTICLE X
FISCAL YEAR

The fiscal year of the Corporation shall end on the Sunday closest to the end of the calendar month of December and shall begin on the Monday following that Sunday.

ARTICLE XI
AMENDMENT OF BY-LAWS

These By-Laws may be amended, altered, changed, added to, or repealed at any annual meeting of the shareholders, or at any special meeting of the shareholders, or by the Board of Directors at any regular or special meeting of the Board, if notice of the proposed amendment, alteration, change, addition, or repeal be contained in the notice of such meeting, *provided*, however, that action taken by the shareholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to, or repealing any By-Laws, shall supersede prior action of the Board and shall deprive the Board of further jurisdiction in the premises to the extent indicated in the statement, if any, of the shareholders accompanying such action of the shareholders.

I, ____________, Secretary of JOHNSON & JOHNSON, a corporation duly organized and validly existing under the laws of the State of New Jersey, do hereby certify that the foregoing is a true, correct and complete copy of the By-Laws of said Corporation duly adopted by its Board of Directors effective July 1, 1980, and amended effective February 16, 1987, April 26, 1989, April 26, 1990, October 20, 1997, April 23, 1999, June 11, 2001, January 14, 2008, February 9, 2009 and April 17, 2012, and that the same have not thereafter been repealed, annulled, altered or amended in any respect but remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of

the said corporation, this _______ day of ____________, ______.

____
Secretary